

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail
Donald R. Breivogel, Jr.
Chief Financial Officer
Springleaf Finance Corporation
601 N.W. Second Street
Evansville, IN 47708

> **Re:** **Springleaf Finance Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2010**
> **Filed March 30, 2011**
> **Form 10-Q for the Quarter ended September 30, 2011**
> **Filed November 14, 2011**
> **Response dated October 26, 2011**
> **File No. 001-06155**

Dear Mr. Breivogel, Jr.:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

December 31, 2010 Form 10-K

Allowance for Finance Receivable Losses, page 108

1. We note your response to comment 8 in your letter dated October 26, 2011. Please revise future filings, beginning with your December 31, 2011 Form 10-K, to disclose enhanced information about your deferment program. For instance, disclose that you do not track the number of deferments granted each period and the reason you do not believe this information is relevant for managing your business.

2. We note your response to comment 8 in your letter dated October 26, 2011. Please tell us how you consider deferred accounts in your allowance for loan loss methodology. Specifically tell us if you pool deferred accounts with non-deferred accounts in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of loans have similar credit risk characteristics. Also tell us and revise future filings to disclose how you consider the cumulative effect of past deferments when determining whether a new deferment is insignificant. Refer to ASC 310-40-15-18.

September 30, 2011 Form 10-Q

Note 5. Allowance for Finance Receivable Losses, page 21

3. We note your response to comment 25 in your letter dated October 26, 2011 and the $88 million in impairment recognized through September 30, 2011 on your credit impaired finance receivable portfolio subsequent to the FCFI transaction. We further note that ASC 310-30-35-10a indicates that impairment should be recognized when there is a decrease in expected cash flows after acquisition. Therefore, it appears that a provision for loan loss should only be recognized when there is an adverse change in credit quality subsequent to the acquisition. If actual cash flows and credit losses, including those of the loan pool(s) in this instance, are as expected and consistent with estimated cash flows including estimated credit losses at acquisition, no provision for loan losses is recognized. Refer to ASC 310-30-55-7 and AICPA Technical Practice Aid Section 2130.36. Please address the following:

    *   Considering the above, please clarify for us and revise future filings to explain the underlying causes for the decrease in expected cash flows on your credit impaired finance receivable portfolio.

    *   If you continue to believe there was not an adverse change in credit quality in your credit impaired portfolio subsequent to acquisition, please explain to us why you believe there was a decrease in expected cash flows as evidenced by the impairment you recognized.

You may contact Michael Volley at 202-551-3437 or me at 202-551-3423 with any questions.

Sincerely,

/s/ Amit Pande

Amit Pande
Accounting Branch Chief